# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105201
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001965905
Persons authorized to receive notices and communications: Zhejiang Geely Holding Group, 1760 Jiangling Road, Binjiang District, Hangzhou, China (F4), 310051, 86 (571) 2809 8282

## Reporting persons
- Eric Li (CIK 0001965905): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 2,174,078,476; shared voting power 0; sole dispositive power 1,725,045,301; shared dispositive power 0; aggregate amount beneficially owned 1,725,045,301 (81.4% of the class)
- Volvo Car Corporation (CIK 0001936654): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 380,322,995; shared voting power 0; sole dispositive power 380,322,995; shared dispositive power 0; aggregate amount beneficially owned 380,322,995 (17.9% of the class)
- PSD Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,277,046,912; shared voting power 0; sole dispositive power 828,013,737; shared dispositive power 0; aggregate amount beneficially owned 828,013,737 (39.1% of the class)
- PSD Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,277,046,912; shared voting power 0; sole dispositive power 828,013,737; shared dispositive power 0; aggregate amount beneficially owned 828,013,737 (39.1% of the class)
- Snita Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF), other (OO); sole voting power 380,322,995; shared voting power 0; sole dispositive power 380,322,995; shared dispositive power 0; aggregate amount beneficially owned 380,322,995 (17.9% of the class)
- Volvo Car AB (CIK 0001899294): type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 380,322,995; shared voting power 0; sole dispositive power 0; shared dispositive power 380,322,995; aggregate amount beneficially owned 380,322,995 (17.9% of the class)
- Geely Sweden Holdings AB: type of reporting person: corporation (CO); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (42.3% of the class)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (42.3% of the class)
- Beijing Geely Wanyuan International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (42.3% of the class)
- Beijing Geely Kaisheng International Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (42.3% of the class)
- Zhejiang Geely Holding Group Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC), other (OO); sole voting power 897,031,564; shared voting power 0; sole dispositive power 897,031,564; shared dispositive power 0; aggregate amount beneficially owned 897,031,564 (42.3% of the class)
- Geely Sweden Automative Investment B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC), other (OO); sole voting power 502,156,334; shared voting power 0; sole dispositive power 502,156,334; shared dispositive power 0; aggregate amount beneficially owned 502,156,334 (23.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A American Depositary Shares, Class A Ordinary Shares, par value $0.01 each
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Comment: This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the "Statement"), relating to Class A ordinary shares, par value $0.01 per share (the "Class A Shares") of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and supplemented by inserting the following:

The information contained in Schedule 1-A to this Statement is incorporated herein by reference.
Residence or business address: See Item 2(a)
Present principal occupation or employment: See Item 2(a)
Criminal convictions in the last five years: See Item 2(a)
Civil proceedings (securities laws) in the last five years: See Item 2(a)
Citizenship: See Item 2(a)

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Purchase Agreement

On June 16, 2025, PSD Investment Limited entered into a purchase agreement (the "Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to sell 190,476,190 Class A American Depositary Shares (the "Class A ADS shares") to PSD Investment Limited for an aggregate purchase price of $200,000,000 through a private investment in public equity ("PIPE"). The price per Class A ADS to be purchased at the closing will be $1.05, equal to the volume weighted average closing sale price of one Class A ADS as reported by NASDAQ for the 5 trading days immediately preceding the date of the Purchase Agreement. PSD Investment Limited and the Issuer will enter into a registration rights agreement to grant PSD Investment Limited customary registration rights with respect to the Class A ADSs that will be received pursuant to the Purchase Agreement.

Additionally, PSD Investment Limited has notified the Issuer that it intends to convert 20,000,000 Class B ADS shares into Class A ADS shares as soon as practicable (the "Conversion") to ensure PSD Investment Limited's voting power remains below 50%. The closing of the PIPE is expected to occur one business day following PSD Investment Limited's notification to the Issuer that the Conversion has been completed, or another date as mutually agreed to by the parties.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the agreement, which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
The percentages of beneficial ownership set forth herein are based on (i) 2,069,399,389 Class A Shares in the form of Class A ADSs and (ii) 49,892,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of May 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and supplemented as follows:

In the last 60 days, the Reporting Persons have not effected any transactions in the Issuer's Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 3: Purchase Agreement, dated June 16, 2025, by and between Polestar Automotive Holding UK PLC and PSD Investment Limited (incorporated by reference to Exhibit 10.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K as filed with the Securities and Exchange Commission on June 16, 2025).

Schedule A-1

## Signatures
- Eric Li: /s/ Eric Li, Eric Li (Shufu Li) (06/18/2025)
- Volvo Car Corporation: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (06/18/2025)
- Volvo Car Corporation: /s/ Helen Hu, Helen Hu, Director & Authorized Signatory (06/18/2025)
- PSD Investment Limited: /s/ Shufu Li, Shufu Li, Sole Director (06/18/2025)
- PSD Capital Limited: /s/ Shufu Li, Shufu Li, Sole Director (06/18/2025)
- Snita Holding B.V.: /s/ Johan Ekdahl, Johan Ekdahl, Director (06/18/2025)
- Snita Holding B.V.: /s/ Helen Hu, Helen Hu, Director (06/18/2025)
- Volvo Car AB: /s/ Hakan Samuelsson, Hakan Samuelsson, Director (06/18/2025)
- Volvo Car AB: /s/ Shufu Li, Shufu Li, Director (06/18/2025)
- Geely Sweden Holdings AB: /s/ Shufu Li, Shufu Li, Director (06/18/2025)
- Geely Sweden Holdings AB: /s/ Donghui Li, Donghui Li, Director (06/18/2025)
- Shanghai Geely Zhaoyuan International Investment Co., Ltd: /s/ Donghui Li, Donghui Li, Director (06/18/2025)
- Beijing Geely Wanyuan International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (06/18/2025)
- Beijing Geely Kaisheng International Investment Co., Ltd: /s/ Quan Zhang, Quan Zhang, Director (06/18/2025)
- Zhejiang Geely Holding Group Company Limited: /s/ Donghui Li, Donghui Li, Legal Representative & Director (06/18/2025)
- Geely Sweden Automative Investment B.V.: /s/ Per Ansgar, Per Ansgar, Director (06/18/2025)
- Geely Sweden Automative Investment B.V.: /s/ Quan Zhang, Quan Zhang, Director (06/18/2025)